Exhibit 12
Humana Inc.
Computation of Ratio of Earnings to Fixed Charges

	For the nine months ended September 30,	For the twelve months ended December 31,
	2014	2013	2012	2011	2010	2009
	(Dollars in millions)
Income before income taxes	$1,883	$1,921	$1,911	$2,235	$1,749	$1,602
Fixed charges	165	216	178	178	157	160
Total earnings	$2,048	$2,137	$2,089	$2,413	$1,906	$1,762
Interest charged to expense	$108	$140	$105	$109	$105	$106
One-third of rent expense	57	76	73	69	52	54
Total fixed charges	$165	$216	$178	$178	$157	$160
Ratio of earnings to fixed charges (1)(2)	12.4x	9.9x	11.7x	13.6x	12.1x	11.0x

Notes

(1)
For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. One-third of rental expense represents a reasonable approximation of the interest amount.

(2)	There are no shares of preferred stock outstanding.